UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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This form 6-K consists of the following exhibits attahced hereto:

1. Press release dated June 23, 2008, relating to Tongxin International Ltd. first meeting of the Board of Directors.

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                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ William Zielke
                                       -----------------------------
                                       Name: Willam Zielke
                                       Title: Acting Chief Financial Officer

Date: June 23, 2008


============================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated June 23, 2008, relating to Tongxin International Ltd. first meeting of the Board of Directors.

============================================================================

       Announcement of the Officers of Tongxin International Ltd.

NEW YORK, June 23 /PRNewswire/ -- On June 17, 2008, the first meeting of the Board of Directors of Tongxin International Ltd. was held in Changsha, China. At that meeting, the following persons were elected to the following offices of the Company and of its wholly owned subsidiary, Hunan Tongxin Enterprise Co., Ltd. (Hunan Tongxin):

  -- Mr. Rudy Wilson: Chairman of the Board and Chief Executive Officer. -- Mr. Zhang Duanxiang: Vice Chairman of the Board and President.
  -- Dr. David J. Brophy: Acting Secretary
  -- Mr. William Zielke: Acting Chief Financial Officer

The Board of Directors also established the following committees and confirmed the following appointments:

  -- Audit Committee to be chaired by Dr. David J. Brophy
  -- Nomination Committee to be chaired by Mr. William Zielke
  -- Compensation Committee to be chaired by Mr. Ai Xing

In conjunction with the Company's wholly owned foreign enterprise, Hunan Tongxin Enterprise Co. Ltd., the following appointments were confirmed:

  -- Mr. Zhang Duanxiang was appointed Chairman of the Board of Directors and Chief Executive Officer of Hunan Tongxin
  -- Mr. Peng Weiwu was appointed a member of the Board of Directors and President of Hunan Tongxin

The Board of Directors resolved to search for a bilingual Chief Financial Officer who is familiar with accounting rules and financial market regulations in both the United States of America and the People's Republic of China.


Contact: Mr. Rudy Wilson / Bill Zielke
         Tel: 248 593-8330